EXHIBIT 1.1
                                                                    -----------



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute an invitation to purchase any securities or the solicitation of an offer to buy any securities pursuant to the Share Proposal, the Option Proposal or otherwise. This announcement does not constitute a solicitation/recommendation statement under the rules and regulations of the US Securities and Exchange Commission (the "SEC").

The transaction described below could result in the Company going private. The Company and the Offeror are filing today with the SEC a transaction statement on Schedule 13E-3, which filing will include the Scheme Document referred to below that, among other things, includes the information required to be disclosed by Rule 13e-3 under the US Securities Exchange Act of 1934. Investors are encouraged to read carefully the Schedule 13E-3 and the Scheme Document being filed today as it will contain important information about the transaction. Investors may view and download a copy of the Schedule 13E-3 at the SEC's website at http://www.sec.gov.

To the extent the offers referred to in this announcement are being made into the United States, they are being made directly by the Offeror. References in this announcement to offers being made by Morgan Stanley on behalf of the Offeror should be construed accordingly.

                                                      [GRAPHIC OMITTED]
                                                   [ASIASAT COMPANY LOGO]

                                             ASIA SATELLITE TELECOMMUNICATIONS
      ASIACO ACQUISITION LTD.                        HOLDINGS LIMITED
(formerly named Modernday Limited)              [CHINESE CHARACTERS OMITTED]
(Incorporated in the British Virgin            (Incorporated in Bermuda with
Islands with limited liability with                   limited liability)
    registered number 1373477)                       (Stock code: 1135)


                              JOINT ANNOUNCEMENT

                           PROPOSED PRIVATISATION OF
              ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          BY ASIACO ACQUISITION LTD.
                       BY WAY OF A SCHEME OF ARRANGEMENT
               UNDER SECTION 99 OF THE COMPANIES ACT OF BERMUDA

              COMPLETION OF THE EXCHANGE TRANSACTION CHANGE IN THE
                              DIRECTORS OF ASIASAT
               MAINTENANCE OF EXISTING BUSINESS PLANS OF ASIASAT

                  Financial Adviser to AsiaCo Acquisition Ltd.

                                MORGAN STANLEY

      Independent Financial Adviser to the Independent Board Committee of
               Asia Satellite Telecommunications Holdings Limited

                              ------------------
                                     CLSA
                              ASIA PAC C MARKETS
                              ------------------


-------------------------------------------------------------------------------
COMPLETION OF THE EXCHANGE TRANSACTION

The Exchange Transaction, which is one of the Conditions to the Share Proposal in the proposed privatisation of the Company by AsiaCo Acquisition Ltd., completed on 29 March 2007. Other Conditions that have not been fulfilled as at the date of this announcement must either be satisfied or waived by the Offeror prior to the Share Proposal becoming effective.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CHANGE IN THE DIRECTORS OF ASIASAT

The Board of AsiaSat announces that with effect from completion of the Exchange Transaction, Mr. Romain Bausch, Mr. Mark Rigolle and Ms. Cynthia Dickins, the SES appointees to the Board, resigned as Non-executive Directors of the Company. Mr. Bausch and Mr. Rigolle also resigned as Deputy Chairman and member of the remuneration committee respectively. The Board of AsiaSat also announces the appointment of Mr. Ronald J. Herman, Jr. (who acts as Deputy Chairman of AsiaSat), Mr. John F. Connelly, Mr. Mark Chen and Ms. Nancy Ku as Non-executive Directors of the Company, who are jointly nominated by GE Pacific-1 Holdings, Inc, GE Pacific-2 Holdings, Inc and GE Pacific-3 Holdings, Inc (each being indirect wholly owned subsidiaries of GEC) with effect from the completion of the Exchange Transaction.
-------------------------------------------------------------------------------

This announcement is made further to the scheme document jointly issued by the Offeror and AsiaSat to AsiaSat Shareholders and Optionholders on 19 March 2007 in relation to the proposed privatisation of AsiaSat by way of a scheme of arrangement under Section 99 of the Companies Act (the 'Scheme Document'). Terms defined in the Scheme Document have the same meanings when used in this announcement.


COMPLETION OF THE EXCHANGE TRANSACTION

The Exchange Transaction, which is one of the Conditions to the Share Proposal in the proposed privatisation of the Company by AsiaCo Acquisition Ltd., completed on 29 March 2007. Other Conditions that have not been fulfilled as at the date of this announcement must either be satisfied or waived by the Offeror prior to the Share Proposal becoming effective. They are:

(i) the approval by way of poll of the Scheme by a majority in number of the Scheme Shareholders representing not less than three-fourths in value of the Scheme Shares, present and voting either in person or by proxy at the Court Meeting, provided that:

       (a) the Scheme is approved by at least 75 per cent of the votes attaching to Scheme Shares held by Scheme Shareholders that are cast either in person or by proxy at the Court Meeting; and

       (b) the number of votes cast against the resolution to approve the Scheme at the Court Meeting is not more than 10 per cent of the votes attaching to all Scheme Shares held by Scheme Shareholders;

(ii) the passing by AsiaSat Shareholders of a special resolution to approve and give effect to the Scheme (including the cancellation of the Scheme Shares and the reduction of the relevant portion of the issued share capital of the Company and the issue of the New AsiaSat Shares) by a majority of not less than three-fourths of the votes cast by the AsiaSat Shareholders present and voting in person or by proxy, at the Special General Meeting;

(iii) the sanction of the Scheme (with or without modifications) by the Supreme Court and the delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court for registration;

(iv) the compliance with the procedural requirements of Section 46 of the Companies Act in relation to the reduction of the issued share capital of the Company;

(v)    the Authorisation Condition;

(vi)   the Further Authorisation Condition;

(vii)  the Consent Condition;

(viii) a waiver from the Hong Kong Broadcasting Authority in respect of compliance with statements and representations regarding the legal and beneficial interests in the Licensees' voting control and shares set out in the Licensees' non-domestic television programme service licences issued by the Hong Kong Broadcasting Authority;

(ix) confirmation from OFTA (in a form satisfactory to the Executive for the purposes of compliance with Note 4 to Rule 26.2 of the Takeovers Code) that the Proposals will not have, or be likely to have, the effect of substantially lessening competition in a telecommunications market in Hong Kong as referred to in Section 7P of the Telecommunications Ordinance;

(x) no governments, governmental, quasi-governmental, supranational, statutory or regulatory bodies or courts in any jurisdiction having instituted any action, proceedings, suit, investigation or enquiry or enacted or made and there not continuing to be outstanding any statute, regulation or order that would make the Share Proposal void, unenforceable or illegal or prohibit the implementation of the Share Proposal;

(xi) none of the telecommunications licences held by the Group which are material in the context of the Group as a whole having been revoked by OFTA when Conditions (vi), (vii), (viii), (ix) and (x) are satisfied; and

(xii)  the MAE Condition.

AsiaSat Shareholders, ADS Holders, Optionholders and/or potential investors in AsiaSat should be aware that the implementation of the Proposals is subject to the satisfaction or waiver, as applicable, of the Conditions as detailed in the Scheme Document, and so the Proposals (and the Scheme) may or may not become effective. Subject to all the Conditions of the Share Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Monday, 7 May 2007. Details of the Conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before 30 June 2007 (or such later date as the Offeror and the Company may agree or (to the extent applicable) as the Supreme Court may direct and as may be permitted by the Takeovers Code) and provided that such extended date shall not be beyond 31 October 2007, and AsiaSat Shareholders will be notified accordingly by press announcement. The Option Proposal is subject to and conditional upon the Scheme becoming effective and binding.


CHANGE IN THE DIRECTORS OF ASIASAT

The Board of AsiaSat announces that with effect from completion of the Exchange Transaction, Mr. Romain Bausch ("Mr. Bausch"), Mr. Mark Rigolle ("Mr. Rigolle") and Ms. Cynthia Dickins ("Ms. Dickins"), the SES appointees to the Board, resigned as Non-executive Directors of the Company. Mr. Bausch and Mr. Rigolle also resigned as Deputy Chairman and member of the remuneration committee respectively. The Board of AsiaSat also announces the appointment of Mr. Ronald
J. Herman, Jr. ("Mr. Herman") (who acts as Deputy Chairman of AsiaSat), Mr. John F. Connelly ("Mr. Connelly"), Mr. Mark Chen ("Mr. Chen") and Ms. Nancy Ku ("Ms. Ku") as the Non-executive Directors of the Company, who are jointly nominated by GE Pacific-1 Holdings, Inc, GE Pacific-2 Holdings, Inc and GE Pacific-3 Holdings, Inc (each being indirect wholly owned subsidiaries of GEC) with effect from completion of the Exchange Transaction.

Mr. Bausch, Mr. Rigolle and Ms. Dickins hereby confirm that they have no disagreement with the Board and that there are no other matters relating to their resignation that need to be brought to the attention of the AsiaSat Shareholders.

The Board also announces the appointment of Mr. Herman, Mr. Connelly, Mr. Chen and Ms. Ku as the Non-executive Directors of the Company with effect from completion of the Exchange Transaction.

Mr. Herman, aged 44, is the President and CEO of GE Commercial Finance - Equity, and Vice President of GECC. Since May 2003, Mr. Herman has been the President and CEO of GE Commercial Finance - Equity. Prior to this role, Mr. Herman spent 10 years, starting in January 1993, in GE's headquarters as the General Manager of Mergers and Acquisitions. Mr. Herman has worked for GE for 23 years, his entire business career. Mr. Ronald J. Herman has not, other than ValueVision Media, Inc. (also known as ShopNBV TV) in the last three years, held any other directorships in any other listed public companies.

Mr. Connelly, aged 63, served with GE for over 37 years in a variety of positions. From 1992 to 2001 he served as Chairman and CEO of GE Americom, Inc., which was subsequently sold to SES. In 2001 he was named Vice Chairman of SES, a position he held until March 2007. Mr. Connelly has not, other than SES, in the last three years, held any other directorships in any other listed public companies.

Mr. Chen, aged 32, is the Managing Director of GE Commercial Finance - Equity, Asia Pacific. Since June 2006, Mr. Chen has been the business leader and subsequently Managing Director, Asia Pacific of GE Commercial Finance - Equity. Prior to this role, Mr. Chen held positions as an Associate, Assistant Vice President, Vice President and Senior Vice President in GE Commercial Finance - Equity. Mr. Chen has worked for GE for seven years. Mr. Chen has not, in the last three years, held any directorships in any other listed public companies.

Ms. Ku, aged 50, is the President and CEO, Asia Pacific of GE Commercial Finance - Corporate Financial Services and has held this position since March 2006. Prior to this role, Ms. Ku was the Managing Director, Asia Pacific of GE Equity. Ms. Ku has worked for GE for eight years. Ms. Ku has not, in the last three years, held any directorships in any other listed public companies.

Mr.  Herman,  Mr.  Connelly,  Mr.  Chen and Ms.  Ku have on  completion  of the
Exchange   Transaction,   become   directors  of  Bowenvale,   the  substantial
shareholder of AsiaSat.

Mr. Herman, Mr. Connelly, Mr. Chen and Ms. Ku have not entered into any service contracts with AsiaSat. Mr. Herman will receive HK$200,000 per annum for his services as Deputy Chairman and Director whilst Mr. Connelly, Mr. Chen and Ms. Ku will each receive HK$100,000 per annum for their services as Directors. The proposed length of service of each of Mr. Herman, Mr. Connelly, Mr. Chen and Ms. Ku on the Board is three years (subject to retirement by rotation or otherwise as may be required by the Bye-laws of the Company) and each of Mr. Herman, Mr. Connelly, Mr. Chen and Ms. Ku will be eligible for re- election after this period.

Save as disclosed above and their roles as directors of Bowenvale, the substantial shareholder of AsiaSat, Mr. Herman, Mr. Connelly, Mr. Chen and Ms. Ku do not have any relationship with any other Directors, senior management or substantial or controlling shareholder of the Company, nor does he/she hold any other position with the Company or any of its subsidiaries. As at the date of this announcement, they do not have any interests in AsiaSat Securities within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save for the information disclosed above and their roles as directors of Bowenvale, the substantial shareholder of AsiaSat, Mr. Herman, Mr. Connelly, Mr. Chen and Ms. Ku are not aware of any information which needs to be disclosed pursuant to any of the requirement of rule 13.51(2) of the Listing Rules nor any matters which need to be brought to the attention of the AsiaSat Shareholders regarding the appointment of Mr. Herman, Mr. Connelly, Mr. Chen and Ms. Ku as Non-executive Directors of the Company.

The Board of AsiaSat would like to express its appreciation to the valuable contribution of Mr. Bausch, Mr. Rigolle and Ms. Dickins to the Company during their tenure of office and a warm welcome to Mr. Herman, Mr. Connelly, Mr. Chen and Ms. Ku.

MAINTENANCE OF EXISTING BUSINESS PLANS OF ASIASAT

AsiaSat continues to explore potential business opportunities and acquisitions in respect of the satellite industry. As stated in the Scheme Document, it is the intention of CITIC Group and GECC to maintain the existing businesses of the AsiaSat Group upon successful privatisation of the Company. CITIC Group and GECC do not intend to introduce any major changes to the existing operating and management structure of the AsiaSat Group as a result of the implementation of the Proposals. Accordingly, the implementation of the Scheme and the completion of the Exchange Transaction should not impact upon AsiaSat's current activities and plans to pursue and participate in these potential business opportunities and acquisitions.

The Offeror and AsiaSat hereby remind their respective associates of the dealing restrictions under the Takeovers Code and to disclose their permitted dealings, if any, in any securities of AsiaSat.

Beneficial owners of AsiaSat Shares are strongly encouraged to exercise their rights to vote as outlined in the Scheme Document. If beneficial owners keep any AsiaSat Shares in a share lending programme, or think they might keep any AsiaSat Shares in a share lending programme, they are urged to recall any outstanding AsiaSat Shares on borrow to avoid market participants using borrowed stock to vote against the Share Proposal which could have a potentially negative impact on the value of the AsiaSat Shares.

Persons acting as nominees or intermediaries are asked to inform any ultimate beneficial owners of AsiaSat about the importance of exercising their vote by explaining to them how they may exercise their votes.

 By order of the board of directors                   By order of the Board
     ASIACO ACQUISITION LIMITED            ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
  Mi Zeng Xin and Ronald J. Herman, Jr.                 Peter Jackson
              Directors                             Chief Executive Officer


Hong Kong, 30 March 2007

As at the date of this announcement, the board of directors of the Offeror comprises Mi Zeng Xin, Ronald J. Herman, Jr., Ju Wei Min, Ko Fai Wong, Nancy Ku and Mark Chen.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the AsiaSat Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the AsiaSat Group) have been arrived at after due and careful consideration and there are no facts (other than those relating to the AsiaSat Group) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the AsiaSat Board comprises Peter Jackson and William Wade as executive directors, Mi Zeng Xin, Ding Yu Cheng, Ronald J. Herman, Jr., John F, Connelly, Mark Chen, Nancy Ku, Ju Wei Min and Ko Fai Wong as non-executive directors, and Chen Kwan Yiu Edward, Sze Tsai To Robert and James Watkins as independent non-executive directors.

The directors of AsiaSat jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (in relation to the information relating to the AsiaSat Group only) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (in relation to the information relating to the AsiaSat Group only) have been arrived at after due and careful consideration and there are no facts (in relation to the information relating to the AsiaSat Group only) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

Please  also  refer  to the  published  version  of  this  announcement  in The
Standard.